UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

AMERICAN SPECTRUM REALTY, INC.

Name of Issuer

Common Stock, $.01 par value

(Title of Class of Securities)

02970Q203

CUSIP Number

Michael G. Zybala

Asst. Secretary and General Counsel

The InterGroup Corporation

10940 Wilshire Blvd.

Los Angeles, California 90024

(310) 889-2500

Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

January 15, 2014

Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

SCHEDULE 13D/A

CUSIP No. 02970Q203	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN V. WINFIELD
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 180,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 180,800
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,800 SHARES OF COMMON STOCK
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.85%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 4 Pages

AMENDMENT NO. 4

TO SCHEDULE 13D

OF JOHN V. WINFIELD

REGARDING OWNERSHIP OF SECURITIES OF

AMERICAN SPECTRUM REALTY, INC.

This Amendment No. 4 to Schedule 13D is being filed by John V. Winfield, the Chairman, President and Chief Executive Officer of InterGroup, to update information previously furnished.

The following Items of this Schedule 13D are amended:

Item 1. Security and Issuer

This Amendment relates to sales of common stock, par value $.01 per share (the “Common Stock”) of American Spectrum Realty, Inc., a Maryland corporation (the “Issuer”) by Mr. Winfield in open market transactions.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Winfield used personal funds to purchase the shares of Common

Item 4. Purposes of Transactions.

Mr. Winfield sold the securities of Issuer for investment purposes. Mr. Winfield may make additional sales or purchases of the securities of Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer's business prospects and financial condition, the market for securities, other available investment opportunities, money and other stock market conditions and other future developments. Depending on these factors, Mr. Winfield may decide at any time to sell all or part of their holdings of the Issuer's securities in one or more public or private transactions.

Except as set forth in this Schedule 13D, John V. Winfield does not have any present plan or proposal that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Page 4 of 4 Pages

Item 5. Interest in the Securities of the Issuer

John V. Winfield, as of January 17, 2014, may be deemed to beneficially own for purposes of this Section 13(d) of the Exchange Act, 180,800 shares of the Common Stock of the Issuer, representing approximately 4.85% of the outstanding Common Stock of Issuer. Mr. Winfield has the sole voting and disposition power over the shares of Common Stock owned by him.

The above percentages were determined based on the Issuer's representations in its latest filing on Form 10-Q with the Securities and Exchange Commission that it had 3,727,900 shares of Common Stock outstanding as of October 31, 2013.

(c) During the past sixty (60) days, the following shares were sold in the Common Stock of Issuer by Mr. Winfield:

			Average
			Price per
Identity	Date	Amount	Share	Nature of Transaction
Winfield	01/15/2014	64,000	$1.2683	Open Market Sale
Winfield	01/15/2014	6,000	$1.2683	Open Market Sale
Winfield	01/16/2014	4,816	$1.1899	Open Market Sale
Winfield	01/16/2014	6,700	$1.1899	Open Market Sale
Winfield	01/16/2014	10,600	$1.1899	Open Market Sale
Winfield	01/16/2014	16,800	$1.1899	Open Market Sale
Winfield	01/17/2014	5,000	$1.2292	Open Market Sale
Winfield	01/17/2014	5,000	$1.2292	Open Market Sale
Winfield	01/17/2014	10,000	$1.2292	Open Market Sale
Winfield	01/17/2014	20,000	$1.2292	Open Market Sale

(d) No person other than Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by him.

(e) Inapplicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2014

/s/ John V. Winfield

John V. Winfield